SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 29549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 3)*

NOVAMED, INC.

(Name of Issuer)

COMMON STOCK, par value $.01 per share

(Title of Class of Securities)

66986W 10 8 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 66986W 10 8	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) KIRK FAMILY LIMITED PARTNERSHIP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION GEORGIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,338,977 6. SHARED VOTING POWER -0- 7. SOLE DISPOSITIVE POWER 2,338,977 8. SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,338,977
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%
12.	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP NO. 66986W 10 8	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) KIRK EYE CENTER, S.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER -0- 6. SHARED VOTING POWER 2,338,977 7. SOLE DISPOSITIVE POWER -0- 8. SHARED DISPOSITIVE POWER 2,338,977

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,338,977
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%
12.	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 66986W 10 8	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SCOTT H. KIRK, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 193,426 6. SHARED VOTING POWER 2,338,977 7. SOLE DISPOSITIVE POWER 193,426 8. SHARED DISPOSITIVE POWER 2,338,977

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,532,403
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12.	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 66986W 10 8	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) KENT A. KIRK, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 52,805 6. SHARED VOTING POWER 2,338,977 7. SOLE DISPOSITIVE POWER 52,805 8. SHARED DISPOSITIVE POWER 2,338,977

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,391,782
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
12.	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 66986W 10 8	Page 6 of 13 Pages

Item 1	(a)	Name of Issuer:

NovaMed, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

980 North Michigan Avenue Suite 1620 Chicago, Illinois 60611

Item 2	(a)	Name of Person Filing:

Kirk Family Limited Partnership Kirk Eye Center, S.C. Scott H. Kirk, M.D Kent A. Kirk, M.D.

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

Kirk Family Limited Partnership 7427 Lake Street River Forest, Illinois 60305

Kirk Eye Center, S.C. 7427 Lake Street River Forest, Illinois 60305

Scott H. Kirk, M.D. 7427 Lake Street River Forest, Illinois 60305

Kent A. Kirk, M.D. 7427 Lake Street River Forest, Illinois 60305

Item 2	(c)	Citizenship:

Kirk Family Limited Partnership: Georgia Kirk Eye Center, S.C.: Illinois Scott H. Kirk, M.D.: U.S.A. Kent A. Kirk, M.D.: U.S.A.

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2	(e)	CUSIP Number:

66986W 10 8

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

CUSIP No. 66986W 10 8	Page 7 of 13 Pages

Item 4.	Ownership:

	(a)	Amount Beneficially Owned:

Kirk Family Limited Partnership: 2,338,977

Kirk Eye Center, S.C.: 2,338,977(1)

Scott H. Kirk, M.D.: 2,532,403(2)(3)

Kent A. Kirk, M.D.: 2,391,782(4)

	(b)	Percent of Class:

Kirk Family Limited Partnership: 10.6%

Kirk Eye Center, S.C.: 10.6%(1)

Scott H. Kirk, M.D.: 11.4%(2)(3)

Kent A. Kirk, M.D.: 10.8%(4)

(c)	Number of shares as to which person has:

Kirk Family Limited Partnership:

(i)	sole power to vote or to direct the vote: 2,338,977

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 2,338,977

(iv)	shared power to dispose or to direct the disposition of: -0-

Kirk Eye Center, S.C.:

(i)	sole power to vote or to direct the vote: -0-

(ii)	shared power to vote or to direct the vote: 2,338,977(1)

(iii)	sole power to dispose or to direct the disposition of: -0-

(iv)	shared power to dispose or to direct the disposition of: 2,338,977(1)

Scott H. Kirk, M.D.:

(i)	sole power to vote or to direct the vote: 193,426(3)

(ii)	shared power to vote or to direct the vote: 2,338,977(2)

(iii)	sole power to dispose or to direct the disposition of: 193,426(3)

(iv)	shared power to dispose or to direct the disposition of: 2,338,977(2)

Kent A. Kirk, M.D.:

(i)	sole power to vote or to direct the vote: 52,805

(ii)	shared power to vote or to direct the vote: 2,338,977(4)

(iii)	sole power to dispose or to direct the disposition of: 52,805

(iv)	shared power to dispose or to direct the disposition of: 2,338,977(4)

(1)	Kirk Eye Center, S.C. (“KEC”) is the general partner of Kirk Family Limited Partnership (“KFLP”). In such capacity, KEC has voting and investment power with respect to the shares held by KFLP and, therefore, may be deemed to be the beneficial owner of the shares held by KFLP.
(2)	Dr. Scott Kirk is an officer, director and 50% shareholder of KEC. In such capacity, Dr. Scott Kirk may be deemed to be the beneficial owner of the shares directly held by KFLP.
(3)	Includes 108,229 shares of common stock issuable upon exercise of options that are exercisable within 60 days of December 31, 2005.
(4)	Dr. Kent Kirk is an officer, director and 50% shareholder of KEC. In such capacity, Dr. Kent Kirk may be deemed to be the beneficial owner of the shares directly held by KFLP.

Item 5.	Ownership of Five Percent or less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

CUSIP No. 66986W 10 8	Page 8 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2006

KIRK FAMILY LIMITED PARTNERSHIP

By:	Kirk Eye Center, S.C., its General Partner

	By:	/S/ SCOTT H. KIRK, M.D.
	Its:	President

CUSIP No. 66986W 10 8	Page 9 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2006

KIRK EYE CENTER, S.C.

By:	/s/ SCOTT H. KIRK, M.D.
Its:	President

CUSIP No. 66986W 10 8	Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2006

By:	/s/ SCOTT H. KIRK, M.D.
Scott H. Kirk, M.D.

CUSIP No. 66986W 10 8	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2006

By:	/s/ KENT A. KIRK, M.D.
Kent A. Kirk, M.D.

CUSIP No. 66986W 10 8	Page 12 of 13 Pages

Exhibit Index

Page No.
1.	Joint Filing Agreement dated February 13, 2006 by and among Kirk Family Limited Partnership, Kirk Eye Center, S.C., Scott H. Kirk, M.D., and Kent A. Kirk, M.D.	16

EXHIBIT 1

CUSIP No. 66986W 10 8	Page 13 of 13 Pages

JOINT FILING

Kirk Family Limited Partnership, Kirk Eye Center, S.C., Scott H. Kirk, M.D. and Kent A. Kirk, M.D. agree that the Schedule 13G to which this Agreement is attached is being filed on behalf of each of Kirk Eye Center, S.C., Scott H. Kirk, M.D. and Kent A. Kirk, M.D.

Date: February 13, 2006

KIRK FAMILY LIMITED PARTNERSHIP

By:	Kirk Eye Center, S.C., its General Partner

	By:	/s/ SCOTT H. KIRK, M.D.
	Its:	President

KIRK EYE CENTER, S.C.

By:	/s/ SCOTT H. KIRK, M.D.
Its:	President

By:	/s/ SCOTT H. KIRK, M.D.
Scott H. Kirk, M.D.

By:	/s/ KENT A. KIRK, M.D.
Kent A. Kirk, M.D.